iQIYI, Inc.

4/F, iQIYI Youth Center, Yoolee Plaza

No. 21, North Road of Workers’ Stadium

Chaoyang District, Beijing 100027

People’s Republic of China

June 13, 2024

VIA EDGAR

Christina Chalk

Eddie Kim

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	iQIYI, Inc. (the “Company”)

Schedule TO-I filed on May 28, 2024

File No. 5-90438

Dear Ms. Chalk and Mr. Kim,

This letter sets forth the Company’s responses to the comments contained in the letter dated June 5, 2024 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Schedule TO filed with the Commission on May 28, 2024 (the “Schedule TO”). The Staff’s comments are repeated below in bold and are followed by the Company’s responses thereto.

Concurrently with the submission of this letter, the Company is filing Amendment No. 1 to the Schedule TO (the “Amendment No. 1”) with the Commission.

All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the Schedule TO.

Schedule TO-I filed on May 28, 2024; Notice of Repurchase of Notes

General

1.

We note the disclosure that the offer period begins July 2, 2024 and ends on July 30, 2024. However, the offer to repurchase was filed on May 28, 2024 and included as Annex A a Repurchase Notice that certain note holders may use to tender. Please advise how this is consistent with the Company’s obligations under Rule 13e-4(e). See also CDI 101.04 under “Tender Offer Rules and Schedules” available on our website at www.sec.gov. Your response should describe the means by which these offer materials were disseminated and when that occurred.

The Company confirms that it had, as of May 28, 2024, and currently has, a bona fide intent to commence the tender offer on July 2, 2024. The Company is under contractual obligations pursuant to the Indenture to (i) offer to repurchase for cash all of the Notes on August 1, 2024 and (ii) provide notice of such offer to holders of the Notes no later than 20 business days prior to the repurchase date.

Division of Corporation Finance

Office of Mergers & Acquisitions

Securities and Exchange Commission

June 13, 2024

The Company respectfully submits that while it filed the Company’s Notice to the Holders (the “Repurchase Rights Notice”) on May 28, 2024, the Company stated in the notice that the commencement of the tender offer begins at 9:00 a.m. (New York City time) on July 2, 2024 (the “Repurchase Open Time”). Therefore, the Company believes that the Repurchase Rights Notice is clear as to when the repurchase right offer will commence, and should not cause confusion to the Holders.

The Company further submits that the Notes are in global form. All custodians and beneficial holders of the Notes hold the Notes through DTC accounts and there are no certificated Notes in non-global form. As such, all Notes surrendered for repurchase must comply with the transmittal procedures of DTC’s Automated Tender Offer Program (“ATOP”) system. As stated in bold on the cover page of the Repurchase Rights Notice, noteholders may only exercise their Repurchase Rights and receive the 2024 Repurchase Price, by delivering Notes through the transmittal procedures of the DTC between the Repurchase Open Time, being 9:00 a.m. (New York City time) on July 2, 2024, and the Repurchase Expiration Time, being 5:00 p.m. (New York City time) on July 30, 2024. The Company submits that Annex A Repurchase Notice attached to the Repurchase Rights Notice should not be viewed as a means to tender for any noteholder. On page 9 of the Repurchase Rights Notice, it states prominently that holders holding notes through DTC accounts may only exercise the Repurchase Right by complying with the transmittal procedures of DTC and should not submit a physical Repurchase Notice. Since there are no certificated Notes in non-global form, no Notes will be surrendered by delivering a Repurchase Notice. DTC’s ATOP system, which will commence receiving exercise of Repurchase Rights on the Repurchase Open Time, is the only means for noteholders to tender their Notes for repurchase. Therefore, the Company is of the view that prior to the Repurchase Open Time, the Company has not commenced a tender offer as the Company has not given a means to the noteholders for tendering under Rule 14d-2. The Company has added disclosure on cover page of the Repurchase Right Notice and Amendment No. 1 to state that DTC’s ATOP system will only commence receiving surrender of Notes on the Repurchase Open Time and any surrender of Notes delivered prior to the Repurchase Open Time will not be accepted by the ATOP system.

Furthermore, while the Company disseminated the Repurchase Right Notice to Cede & Co., the nominee of the Depositary Trust Company, the Company advises the Staff that this does not constitute the commencement of an offer under Rule 14d-2.

Division of Corporation Finance

Office of Mergers & Acquisitions

Securities and Exchange Commission

June 13, 2024

The Company’s Obligation to Purchase the Notes, page 6

2.

Refer to the following sentence: “If we extend the offer period, we will publicly disclose the new expiration date by filing an amendment to the Schedule TO and/or by issuing a press release” (emphasis added). As written, this implies that, if the offer period is extended, the Company may either file an amendment to the Schedule TO or issue a press release, but need not take both actions. Please revise, here as well as relevant parts of the Summary Term Sheet, to omit “or” from the sentence, or advise. See Rules 13e-4(c)(1), (3).

In response to the Staff’s comment, the Company has revised the disclosure on page 3 and page 6 of the Repurchase Right Notice and Amendment No. 1 to state that if the offer period is extended, the Company will publicly disclose the new expiration date by filing an amendment to the Schedule TO and issuing a press release.

3.

Refer to the following disclosure: “Regardless of whether we extend this period, the Indenture does not provide us with the right to delay the 2024 Repurchase Date.” Explain in your response letter how the requirement to pay on the 2024 Repurchase Date even if you extend would be consistent with your obligation to provide withdrawal rights throughout the tender period. See Rule 13e-4(f)(2)(i).

In response to the Staff’s comment, the Company respectfully clarifies that the quoted disclosure in the Repurchase Right Notice aims to notify the Holders that the Company does not have contractual rights under the current Indenture to delay the 2024 Repurchase Date at its sole discretion. The Company respectfully advises the Staff that if the Company later intends to extend the repurchase right offer open period, the Company would need to re-negotiate and enter into a second supplemental indenture with the Trustee, and obtain consent from each Holder of the outstanding Notes affected. There is no guarantee that the Company would ever be able to extend the repurchase right offer open period. Should such second supplemental indenture be entered into, such second supplemental indenture will, among other things, (i) set a later Repurchase Date, (ii) allow the Holders to withdraw their repurchase requests at any time during the then effective repurchase right offer open period under the second supplemental indenture as required by Rule 13e-4(f)(2)(i); and (iii) allow the Company to complete payment on the new 2024 Repurchase Date.

In light of the foregoing, the Company has revised the disclosure on page 3 and page 6 of the Repurchase Right Notice and Amendment No. 1.

Redemption, page 8

4.

We note the disclosure that the Company may redeem the Notes, at its option and with at least 43 Scheduled Trading Days’ notice, as defined in the Indenture. Please advise how redemptions during the tender offer period or for ten business days thereafter would be consistent with Rule 14e-5 or Rule 13e-4(f)(6)(i). If no redemptions will occur during that period, please revise to so state.

Division of Corporation Finance

Office of Mergers & Acquisitions

Securities and Exchange Commission

June 13, 2024

The Company respectfully advises the Staff that although the Indenture provides a contractual right of the Company to redeem the Notes in the event of a change in tax law, the Company, in order to stay compliant with Rule 14e-5 and Rule 13 e-4(f)(6)(i), will not exercise such contractual rights during the period from the commencement of the repurchase right offer period until ten business days after the expiration of the repurchase right offer period.

In response to the Staff’s comment, the Company has revised the disclosure on page 2 and page 8 of the Repurchase Right Notice and Amendment No. 1 to state that the Company will not redeem the Notes from July 2, 2024 to August 13, 2024, being the tenth business day after the expiration of the repurchase right offer period.

Agreement to Be Bound by the Terms of the Repurchase Right, page 10

5.

Refer to parts of Section 3.2 requiring the tendering note holder to acknowledge and “agree to all of the terms of this Repurchase Right Notice,” and “release and discharge the Company and its directors, officers, employees, and affiliates from any and all claims [the note holders] may now have, or may have in the future, arising out of, or related to, the Notes.” Please revise to clarify, if true, that the waiver does not include claims rising under federal securities laws, or advise.

In response to the Staff’s comment, the Company has revised the disclosure on page 10 of the Repurchase Right Notice and Amendment No. 1 to state that the quoted waiver does not include claims arising under federal securities laws.

Right of Withdrawal, page 12

6.	On page 12, the first sentence of the last paragraph refers to Rule 13e-4(f)(2)(ii), but July 30, 2024 does not seem to be the 40th business day from the commencement of the offer. Please revise.

In response to the Staff’s comment, the Company has revised the disclosure on page 12 of the Repurchase Right Notice and Amendment No. 1 to state that pursuant to Rule 13e-4(f)(2)(ii), if Holders timely surrender Notes for purchase under the Repurchase Right, they are also permitted to withdraw such Notes after August 27, 2024 (New York City time) in the event that the Company has not yet accepted the Notes for payment on or prior to August 27, 2024 (New York City time).

7.

Refer to the following last sentence on page 12: “Pursuant to the Indenture, we are required to forward the appropriate amount of cash required to pay the 2024 Repurchase Price for your Notes to the Paying Agent, prior to 10:00 a.m., New York City time, on Friday, August 2, 2024, which is the next succeeding business day following the 2024 Repurchase Date.” Section 15.04(a) of the Indenture, however, states the following: “The Company will deposit with the Paying Agent, . . . on or prior to 10:00 a.m., New York City time, on the Repurchase Date . . .. , an amount of money sufficient to repurchase all of the Notes to be repurchased at the appropriate Repurchase Price . . .” (emphasis added). Please revise to clarify the discrepancies here, or advise. As relevant here, we note the following disclosure on page 4: “We will forward the appropriate amount of cash required to pay the 2024 Repurchase Price for your Notes to the Paying Agent, prior to 10:00 a.m., New York City time, on August 1, 2024, being the 2024 Repurchase Date, .. . .”

Division of Corporation Finance

Office of Mergers & Acquisitions

Securities and Exchange Commission

June 13, 2024

The Staff’s comment is duly noted. In response to the Staff’s comment, the Company has revised the disclosure on page 12 of the Repurchase Right Notice and Amendment No. 1 to state that the Company will forward the appropriate amount of cash required to pay the 2024 Repurchase Price for the Notes to the Paying Agent, prior to 10:00 a.m., New York City time, on August 1, 2024.

8.

On page 13, you state the following: “We will determine all questions as to the validity, form and eligibility, including time of receipt, of notices of withdrawal.” Please revise this statement to include a qualifier indicating that note holders are not foreclosed from challenging the Company’s determination in a court of competent jurisdiction.

In response to the Staff’s comment, the Company has revised the disclosure on page 13 of the Repurchase Right Notice and Amendment No. 1 to add the qualifier that the Holders are not foreclosed from challenging the Company’s determination in a court of competent jurisdiction.

Additional Information, page 18

9.	Please omit the reference to a Public Reference Room at SEC Headquarters where documents may be inspected. The SEC no longer provides a physical space for inspection and copying of filings.

In response to the Staff’s comment, the Company has removed the reference to a public reference room at the SEC headquarters on page 18 of the Repurchase Right Notice and Amendment No. 1.

Conflicts, page 19

10.

The disclosure here indicates that in the event of a conflict between the offer materials and the terms of the Indenture or Notes “or any applicable laws,” the terms of the Notes, Indenture or applicable laws will control over the offer materials themselves. We believe this is inconsistent with your obligations under U.S. tender offer rules and the requirements of Schedule TO and Rules 13e-4 and Regulation 14E. Please revise or advise.

In response to the Staff’s comment, the Company has removed Section 14. Conflict from page 19 of the Repurchase Right Notice and Amendment No. 1.

* *  *

If you have any additional questions or comments regarding the Schedule TO-I, please contact the undersigned at +86 10-6267-7171 or the Company’s U.S. counsel, Haiping Li of Skadden, Arps, Slate, Meagher & Flom LLP at +86 21-6193-8210 or haiping.li@skadden.com.

Very truly yours,

/s/ Jun Wang
Jun Wang
Chief Financial Officer

cc:	Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Yilin Xu, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

King Li, Partner, Ernst & Young Hua Ming LLP